Exhibit 99.1

JX Luxventure Limited Announces Reorganization and Removal of Variable Interest Entity Structure

Haikou, CHINA, December 17, 2021— JX Luxventure Limited (NASDAQ: LLL) (the “Company”), a company engaged in casual menswear, cross-border merchandise, airfare and tourism business announced today that the Company has removed its variable interest entity (“VIE”) structure and has become the sole shareholder of its Flower Crown Holding’s operating entities in China (“Flower Crown China Entities”).

Effective December 13, 2021, the Company reorganized its corporate subsidiary structure in connection with the Flower Crown China Entities. As a result of the restructuring, the Company no longer operates the Flower Crown China Entities through a VIE structure and is now the sole shareholder of Flower Crown China Entities. For details, please refer to Form 6K filed in connection with the reorganization.

The reorganization was approved by the unanimous consent of the Company’s Board of Directors and the affirmative vote of the holders of approximately 60.4% of the total issued and outstanding capital stock of the Company, in accordance with the applicable provisions of the Business Corporations Act of the Marshall Islands and the listing rules of the Nasdaq Capital Market.

Ms. Sun “Ice” Lei, Chief Executive Officer of the Company commented: “We set the increase of company revenue and strength of corporate governance as top priorities for 2021. For the first 6 months of 2021, our Company’s revenue exceeded the entire full year revenue for 2020 by 20% and this reorganization has simplified our corporate structure by establishing direct ownership of all our operating companies. I look forward to building on this momentum and having a strong finish for 2021. Today, we are honored to be a foreign company listed on the NASDAQ stock market, and hope that in the future, NASDAQ stock market will be proud to have JX Luxventure as part of its listing companies.”

About JX Luxventure Limited

Headquartered in Haikou, China, JX Luxventure Limited, through its subsidiaries, is engaged in the business of menswear, cross-border merchandise, airfare and tourism. To learn more about the Company, please visit its corporate website at en.jxluxventure.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of KBS Fashion Group Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

SOURCE JX Luxventure Limited

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